Exhibit 99(a)

Certificate as to Compliance

I, Steven H. Smith, Servicing Officer of Household Finance Corporation (the "Master Servicer"), DO HEREBY CERTIFY, in accordance with Section 3.10 of the Sale and Servicing Agreement dated as of December 18, 2003 among HFC Revolving Corporation, as Depositor, Household Home Equity Loan Trust 2003-2, the Master Servicer and JPMorgan Chase Bank, as Indenture Trustee, that:

1. A review of the activities of the Master Servicer from December 18, 2003 through December 31, 2003 (the "Period") and of its performance under the Sale and Servicing Agreement has been made under my supervision; and

2. To the best of my knowledge, based on my review, the Master Servicer has fulfilled all of its material obligations under the Sale and Servicing Agreement throughout the Period.

IN WITNESS WHEREOF, I have signed this certificate this 25th day of March, 2004.

/s/ Steven H. Smith

Steven H. Smith

Servicing Officer

HEL 2003-2